[redacted]

SO 3/17/04

SECURITIES 04016393 ON
W

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

RECEIVED MAR 01 2004 SEC PROCESSING SECTION WASH. DC

SEC FILE NUMBER
8- 45496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BSC Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 NW Loop 281, Suite 100
(No. and Street)

Longview (City) TX (State) 75604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C., CPAs
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address), Houston (City), TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BSC Securities, L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL A. DUNLAP
Notary Public State of Texas
Comm. Exp. 11-15-2004

Notary Public

Signature

VP & CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BSC SECURITIES, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Members
BSC Securities, L.C.
Longview, Texas

We have audited the accompanying balance sheets of BSC Securities, L.C. as of December 31, 2003 and 2002 and the related statements of operations and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BSC Securities, L.C. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 3, 2004

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS

	2003	2002
Cash and equivalents	$ 532,341	$ 568,797
Deposit with clearing agent (cash)	100,189	12,222
Receivable from clearing agent and others	149,527	120,305
Prepaid expenses	16,836	25,581
Equipment, net of accumulated depreciation of $122,956 and $119,086, in 2003 and 2002 respectively	42,445	32,142
Goodwill, net of accumulated amortization of $144,052 in 2003 and 2002	98,278	98,278
Other assets, net and marketable security	20,479	45,975
TOTAL ASSETS	$ 960,095	$ 903,300

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Accounts payable	$ 6,780	$ 5,773
Accrued expenses	99,053	65,185
Due to customers	-	4,650
TOTAL LIABILITIES	105,833	75,608
MEMBERS' EQUITY	854,262	827,692
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 960,095	$ 903,300

The accompanying notes are an integral part of the financial statements.

	2003	2002
REVENUES		
Commission and fees	$ 2,037,223	$ 2,056,954
Other income	6,783	9,851
TOTAL REVENUES	2,044,006	2,066,805
EXPENSES		
Clearing agent fees	13,503	28,276
Broker compensation, commission, taxes and benefits	994,045	1,032,745
Employee compensation, taxes and benefits	489,010	497,596
Computer services	103,236	125,732
Depreciation and amortization	25,409	24,657
Rent	125,864	119,523
Advertising	39,776	48,707
Taxes, other than income	4,039	3,238
Other operating expenses	175,784	189,490
TOTAL EXPENSES	1,970,666	2,069,964
NET INCOME (LOSS)	73,340	(3,159)
MEMBERS' EQUITY, BEGINNING OF PERIOD	827,692	837,202
MEMBERS' CONTRIBUTIONS	28,230	23,649
MEMBERS' WITHDRAWALS	(75,000)	(30,000)
MEMBERS' EQUITY, END OF PERIOD	$ 854,262	$ 827,692

The accompanying notes are an integral part of the financial statements.

BSC SECURITIES, L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 73,340	$ (3,159)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation and amortization	25,409	24,657
Changes in operating assets and liabilities		
Deposit with clearing agent	(87,967)	(903)
Receivable from clearing agent and others	(29,222)	40,489
Prepaid expenses	8,745	(1,358)
Other assets, net and marketable security	20,590	(41,410)
Accounts payable	1,007	(4,804)
Accrued expenses	33,868	(32,365)
Due to customers	(4,650)	(869)
Net cash provided (used) by operating activities	41,120	(19,722)
INVESTING ACTIVITIES		
Retirement of equipment	3,550	-
Purchase of equipment	(34,356)	(9,258)
Net cash used by investing activities	(30,806)	(9,258)
FINANCING ACTIVITIES		
Contributions by members	28,230	23,649
Withdrawals by members	(75,000)	(30,000)
Net cash used by financing activities	(46,770)	(6,351)
DECREASE IN CASH AND EQUIVALENTS	(36,456)	(35,331)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	568,797	604,128
CASH AND EQUIVALENTS AT END OF YEAR	$ 532,341	$ 568,797

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – BSC Securities, L.C.("the Company") was formed under Texas State Law as a limited liability company on October 27, 1992 and is owned by four distinct financial institutions in East Texas: Guaranty Bank, Mt. Pleasant; Longview Bank & Trust, Longview; Alliance Bank, Sulphur Springs; and Southside Bank, Tyler ("Members"). The Company commenced active operations in January 1993, when it purchased the discount brokerage operations of Longview Financial Services Company.

Nature of Operations – The Company is licensed as a full-service broker/dealer of securities. It principally acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the eastern and northeastern region of Texas; however, it is licensed to perform brokerage services for the public in the state of Texas and nine other states.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Credit Risk – The Company's money market deposits, which were approximately $489,000 and $534,000 at December 31, 2003 and 2002 are insured by the Securities Investor Protection Corporation up to $500,000. It is the Company's practice to utilize high net worth clearing brokers to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Deposit with Clearing Agent and Securities Owned (Marketable) – Deposit with clearing agent and marketable securities owned are valued at market value. Any difference between cost and market (or fair value) is included in income. The cost of the Company's marketable securities at December 31, 2003 and 2002 approximated market value.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for the majority of securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company, through contractual agreements, also conducts transactions on behalf of its customers directly with certain issuers of investment and investment-related products, such as mutual funds and annuities. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent and others represents the Company's share of commissions for transactions conducted through the clearing agent and commissions receivable under contractual agreements from other sources for transactions directly with them.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill – The Company has classified as goodwill the cost in excess of fair value of the net assets acquired from Longview Financial Services Company. Through December 31, 2001 goodwill was being amortized on a straight-line method over 15 years. On January 1, 2002 the Company adopted Financial Accounting Standards Board (FASB) Pronouncement 142, which eliminated amortization of goodwill; however, it requires the Company to evaluate goodwill for impairment. Based upon the Company's valuation, fair market value of the Longview business segment exceeded its net asset value. Consequently, no adjustment to goodwill was recorded in 2003 or 2002.

Equipment and Depreciation – Equipment is recorded at cost and depreciated on the straight-line basis over the estimated lives of the assets which are generally three to five years.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH

At December 31, 2003 and 2002, the Company had cash amounting to $10,500 segregated in a special reserve bank account for the benefit of customers under Rule 15(c)3-3 of the Securities and Exchange Commission (See Note E).

NOTE C NET CAPITAL REQUIREMENTS

In July 1994, the Company was approved by the National Association of Securities Dealers, Inc. ("NASD") to amend its restriction letter and operate under a minimum capital requirement of $250,000 as set forth by the Securities and Exchange Commission Rule 15c3-1. Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater of $250,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2003.

Net Capital - Actual (Schedule I)	$ 666,024
Net Capital - Required (Schedule I)	250,000
Excess Net Capital	$ 416,024
Aggregate Indebtedness to Net Capital	0.16 to 1

NOTE C NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2002.

Net Capital - Actual (Schedule III)	$ 605,221
Net Capital - Required (Schedule III)	250,000
Excess Net Capital	$ 355,221
Aggregate Indebtedness to Net Capital	0.12 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2003 and 2002.

NOTE E RELATED PARTY TRANSACTIONS

The Company has bank accounts with its Members, which is used for clearing customers' securities transactions. At December 31, 2003 and 2002, these accounts had a total balance of $-0- and $4,650, respectively. Any balance in these accounts would also be shown as "Due to Customers" in the liabilities section of the accompanying balance sheets. In addition, the Company must maintain a special reserve bank account in the amount of 105% of the amount shown as "Due to Customers." This reserve account which had a balance of $10,500 at December 31, 2003 and 2002 is also with a Member (See Schedule II and Note B).

The Company leases office space and equipment from the Members. Approximate lease costs for the years ended December 31, 2003 and 2002 were $126,000 and $120,000, respectively.

Approximate bank charges incurred on the clearing accounts at Members for the years ended December 31, 2003 and 2002 were $13,000 and $15,000, respectively.

NOTE F COMMITMENTS, CONTINGENT LIABILITIES

The Company has entered into non-cancelable operating leases with its Members (Note E) for office space and equipment. Rentals are payable on a monthly basis, and are determined upon the volume of space and equipment under lease for that month. At December 31, 2003, the Company estimates that its annual rentals will approximate $120,000 for each of the next five years.

NOTE F COMMITMENTS, CONTINGENT LIABILITIES (CONTINUED)

The Company has been instructed by the SEC to contact customers who had mutual fund investments with the Company during the period from 1999 through 2003 to determine if proper purchase discounts were allowed based on certain volume criteria. The Company performed a preliminary analysis and although the total liability has not been determined, management believes any liability owed by the Company to customers would not be material to the financial statements.

NOTE G PENSION PLAN

The Company has a 401(k) pension plan covering substantially all employees. Company contributions for the years ended December 31, 2003 and 2002 were $49,307 and $51,501, respectively, and are included in the statements of income as a component of employee compensation and benefits.

NOTE H CONCENTRATION OF MARKET RISK

The Company provides securities brokerage services to customers located primarily in the eastern and northeastern regions of Texas. The revenue of the Company is directly influenced by the economy of these regions.

BSC SECURITIES, L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

TOTAL MEMBERS' EQUITY	$ 854,262
LESS NONALLOWABLE ASSETS	
Petty cash and deposit	(411)
Prepaid expenses	(16,836)
Equipment	(42,445)
Goodwill	(98,278)
Other assets	(20,479)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	675,813
HAIRCUTS ON SECURITIES	(9,789)
NET CAPITAL	666,024
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 416,024

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2003)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 416,024
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 416,024

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	-
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ -
Amount required to be on deposit under rule 15c3-3	$ -
Amount held on deposit in reserve bank account	$ 10,500
Amount of deposit	-
New amount in reserve bank account after deposit	$ 10,500
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003)	
Excess credits as reported in Company's Part II FOCUS report	$ -
Excess credits per this computation	$ -

See independent auditor's report.

BSC SECURITIES, L.C.
SCHEDULE III
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

TOTAL MEMBERS' EQUITY	$ 827,692
LESS NONALLOWABLE ASSETS	
Petty cash	(475)
Receivables	(9,336)
Prepaid expenses	(25,581)
Equipment	(32,142)
Goodwill	(98,278)
Other assets	(45,975)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	615,905
HAIRCUTS ON SECURITIES	(10,684)
NET CAPITAL	605,221
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $250,000	250,000
EXCESS OF NET CAPITAL	$ 355,221

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 355,221
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 355,221

See independent auditor's report.

BSC SECURITIES, L.C.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ 4,650
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	4,650
DEBIT BALANCES	
Debit balances in the customers' cash and margin accounts excluding unsecured accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to delivery of customers' securities not older than 30 calendar days	-
Total debit items	-
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 4,650
Amount required to be on deposit under rule 15c3-3	$ 4,882
Amount held on deposit in reserve bank account	$ 10,500
Amount of deposit	-
New amount in reserve bank account after deposit	$ 10,500
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002)	
Excess credits as reported in Company's Part II FOCUS report	$ 4,650
Excess credits per this computation	$ 4,650

See independent auditor's report.

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the S.E.C.

The Company does not take control or possession of customer securities. Accordingly, this schedule is not presented.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

The Company does not maintain balances on behalf of its customers relating to commodity futures or options; accordingly; this schedule is not presented.

See independent auditor's report.

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

February 3, 2004

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 153 SECTION

To the Members
BSC Securities, L.C.

In planning and performing our audit of the financial statements and supplemental schedules of BSC Securities, L.C. (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve as required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of members, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas